Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter website.

www.meetnewcharter.com
Meet The New Charter
Charter Communications Will Bring Better Cable & Internet To Time Warner Cable & Bright House Networks Customers

NO Contracts & No Hidden Fees
Fast, Unlimited Internet Starting at 60 Mbps
Bringing Thousands of Customer Service Jobs Back To America
NETFLIX Supports Deal

Want A Better Internet Experience?
Support New Charter [links to: http://meetnewcharter.com/#email]

Meet New Charter Video: https://www.youtube.com/watch?v=qM0oD5dzrJg

What Others Say About Us

“The key thing about the Charter deal is it’s all Internet companies that benefit - us, Hulu, Amazon, HBO Now - so that we can all compete for consumers’ affection.”

Reed Hastings
Founder and CEO - Netflix

“Babyfirst supports the merger of Charter Communications and Time Warner Cable because both companies have demonstrated a true commitment to diverse, independent and quality programming for children and their parents, and we look forward to their continued support of our growth.”

Sharon Rechter
Co-Founder-BabyFirst TV

“We support Charter Communications’ pending transactions with Time Warner Cable and Bright House Networks. Charter has long been a strong supporter of minority-owned networks like Bounce TV and we believe that these transactions are in the public interest and will be beneficial to Bounce TV viewers, African Americans and all ethnicities. We are thrilled that New Charter will make the offerings of Time Warner Cable and Bright House more diverse and richer for the more than 14 million African-American television households in the United States that are grossly underserved on television.”

Ambassador Andrew Young
Co-Founder- Bounce TV

“Over the last several years, Charter has demonstrated that it has a pattern and practice of extending fair carriage consideration to independent programming services. Numerous independent programming networks have received carriage from Charter Communications, including AWE.”

Charles Herring
President-One America News Network & AWE

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Updates

MSO OF THE YEAR
August 10, 2015
Originally appeared in CableFax Magazine By: Amy Maclean July… Read more → [http://meetnewcharter.com/mso-of-the-year/]

NETFLIX SUPPORTS CHARTER ACQUISITION OF TIME WARNER CABLE
August 10, 2015
Originally appeared in Associated Press By: Tali Arbel July… Read more → [http://meetnewcharter.com/netflix-supports-charter-acquisition-of-time-warner-cable/]

BUSINESS COUNCIL ENDORSES CHARTER’S PLAN TO BUY TIME WARNER CABLE
August 10, 2015
Originally appeared in Times Union By: Larry Rulison August… Read more → [http://meetnewcharter.com/business-council-endorses-charters-plan-to-buy-time-warner-cable/]

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Charter Communications

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.